TSX/NYSE/PSE: MFC	SEHK: 945
For Immediate Release
February 9, 2017

Manulife Financial Corporation increases dividend

TORONTO - Manulife Financial Corporation's Board of Directors today announced an increase of 11% or 2 cents per share to its quarterly shareholders' dividend resulting in a dividend of $0.205 per share on the common shares of Manulife Financial Corporation (the "Company"), payable on and after March 20, 2017 to shareholders of record at the close of business on February 22, 2017.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2017 to shareholders of record at the close of business on February 22, 2017:

• Class A Shares Series 2 - $0.29063 per share
• Class A Shares Series 3 - $0.28125 per share
• Class 1 Shares Series 3 - $0.136125 per share
• Class 1 Shares Series 4 - $0.117863 per share
• Class 1 Shares Series 5 - $0.243188 per share
• Class 1 Shares Series 7 - $0.2875 per share
• Class 1 Shares Series 9 - $0.275 per share
• Class 1 Shares Series 11 - $0.25 per share
• Class 1 Shares Series 13 - $0.2375 per share
• Class 1 Shares Series 15 - $0.24375 per share
• Class 1 Shares Series 17 - $0.24375 per share
• Class 1 Shares Series 19 - $0.2375 per share
• Class 1 Shares Series 21 - $0.35 per share
• Class 1 Shares Series 23 - $0.388664 per share

In respect of the Company's March 20, 2017 common share dividend payment date, the Board has decided that the common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. At the end of 2016, we had $977 billion (US$728 billion) in assets under management and administration, and in the previous 12 months we made almost $26 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

Manulife.com